Exhibit 99.1

Management Report — 2nd quarter 2008

Dear Shareholders,

During the second quarter, the Company continued to expand the businesses in line with its strategy of sustained growth, notably in the dairy products segment with the acquisition of Cotochés in the state of Minas Gerais early in April. Agreements were also signed with CCL, of São Paulo and with CCPL of Rio de Janeiro for the production of dairy products to order. These initiatives have been instrumental in increasing market share for these products in key consumer regions of the country.

On April 30 2008, with the approval of the Ordinary and Extraordinary General Meeting, we merged the wholly owned subsidiary, Eleva Alimentos with the Perdigão S.A. holding company, from henceforth Eleva’s meat and dairy products operations to be executed by Perdigão.

The Company successfully achieved its goals for volume growth as well as reporting an increase in absolute results thanks to demand for its products from both the domestic and export market, and thus consolidating its position as one of the largest food companies in the world.

The economic scenario in the second quarter was impacted by the appreciation in the Real against the US dollar and by the continuing increase in the principal international commodity prices. This, together with the  change in portfolio profile by virtue of the increased share of more commodity-type products (principally a reflection of the absorption of Eleva’s meat business), resulted in  narrower margins during the period, albeit these margins already showing an improvement in relation to the first quarter.

Sales grew 81.2% and operating results by 46.2%, generating EBITDA of R$ 233.2 million, a 40.3% improvement in the quarter. Net income was 7% higher, reaching R$ 75.9 million. We were able to report this result in spite of the high costs of our principal inputs: corn, soybeans and milk, as well as other direct and indirect manufacturing costs and expenses related to high oil prices. The passing on of costs has been inevitable in this scenario and will continue to be necessary if we are to restore our margins.

We continue to be confident in the gradual recovery in results based on the long-term strategy of diluting the risks of the business and the creation of value. As with the absorption acquirement of any new businesses, the recent acquisitions also demand a period of adjustment to reflect their expected return. This year, the priority will be on seeking to achieve these improvements, which will be instrumental in enhancing the Company’s global performance.

(The variations mentioned in this report are comparisons between the second quarter 2008 and the second quarter of 2007, except where otherwise state).

OPERATING AND FINANCIAL INDICATORS — 2nd  QUARTER 2008

•                  Gross sales totaled R$ 3.3 billion, equivalent to an increase of 81.2%, on the back of domestic and export market growth, including the consolidation of the results of recent acquisitions and the contracting of production to order activities in dairy products.

•                  Growth of 89.8% in total sales volume of meat, dairy products and other processed products;

•                  The domestic market represented 56.2% of net sales and reported an increase in gross sales of 93.9%, with a growth of 30.5% in meat volume, a 338.9% increase in dairy products;

•                  Exports accounted to 43.8% of net sales, growing 64.1% in revenues, with the sales volume of meats 45.4% higher.

•                  Processed products, representing 46.7% of sales, reported an increase of 46.1% in sales revenue and 34.1% in volume;

•                  Gross profit amounted to R$ 624.6 million, an increase of 51.9%;

•                  EBITDA reached R$ 232.2 million, an increase of 40.3% in the quarter.

•                  Net income amounted to R$ 75.9 million, a year-on-year increase of 7%.

•                  Financial trading volume recorded an average of US$ 35.8 million/day in the quarter, a 120% improvement.

HIGHLIGHTS - R$ MILLION	2Q08	% Net Sales	2Q07	% Net Sales	% Ch.
GROSS SALES	3.251,0	114,8	1.794,5	117,3	81,2
DOMESTIC MARKET	1.992,5	70,3	1.027,8	67,2	93,9
EXPORTS	1.258,6	44,4	766,8	50,1	64,1
NET SALES	2.832,8	100,0	1.529,9	100,0	85,2
GROSS PROFIT	624,6	22,0	411,2	26,9	51,9
EBIT	134,7	4,8	92,1	6,0	46,2
NET INCOME	75,9	2,7	70,8	4,6	7,1
EBITDA	233,2	8,2	166,2	10,9	40,3
EARNINGS PER SHARE*	0,37	—	0,34	—	—

HIGHLIGHTS - R$ MILLION	1H08	% Net Sales	1H07	% Net Sales	% Ch.
GROSS SALES	6.097,7	115,2	3.579,2	117,2	70,4
DOMESTIC MARKET	3.735,2	70,5	2.060,1	67,5	81,3
EXPORTS	2.362,6	44,6	1.519,2	49,8	55,5
NET SALES	5.294,5	100,0	3.053,1	100,0	73,4
GROSS PROFIT	1.161,0	21,9	822,3	26,9	41,2
EBIT	225,7	4,3	186,8	6,1	20,8
NET INCOME	126,9	2,4	133,5	4,4	(5,0)
EBITDA	419,6	7,9	334,6	11,0	25,4
EARNINGS/ LOSS PER SHARE*	0,61		0,65		—

* Consolidated earnings per share (in Reais), excluding treasury shares.

EBITDA - R$ million

SECTORAL PERFORMANCE

Market performance during the period remained favorable due to higher international prices, despite the pressure of increased production costs. The domestic market was favored by growth in real incomes. However, inflation rates reported a strong surge, the government being obliged to raise basic interest rates in an effort to dampen the upward momentum in domestic prices. This scenario was further reflected in stability of consumption, including non-durables. In spite of the appreciation of the Real against the Dollar, the increased world demand for Brazilian animal-based foodstuffs at higher prices contributed to the expansion of exports of the majority of agricultural commodities.

Exports: Brazilian chicken meat exports totaled 1,727 thousand tons in the 1st half of 2008, 12% more than for the same period in 2007, according to the Brazilian Chicken Producers and Exporters Association (ABEF). Chicken exports reported good average price growth with revenues  42.6% higher in US dollars. Conversely, Brazilian Pork Industry and Export Association (ABIPECS) statistics reveal that Brazilian pork exports slipped 4% to 271 thousand tons over the same comparative period. Beef exports fell 18% to 702 thousand tons during the same period according to the Brazilian Beef Industry Association - ABIEC. Based on SECEX figures, Brazilian powdered milk exports amounted to 35 thousand tons, or 115% more than the same period in 2007. This reflects the increase in overseas demand, except in the case of pork and beef, where Russia (redefinition of quotas) and the EU (trade ban) imported less, respectively, in the first half 2008.

Domestic Consumption: Accumulated incomes from January through May 2008 increased 2.4% compared with the same period in 2007, boosting demand for foodstuffs. The Brazilian government statistics office (IBGE) reported a nationwide rise of 6.4% in take-home wages with a 3.9% increase in employment.

AC Nielsen data for 2008 show that frozen meat products grew 2.8% and frozen pasta by 24.4%. Specialty meats increased 4.7%, frozen pizzas 8.8%, while the market for dairy products and margarines was weaker, falling by 2.1% and 3.3% respectively.

Raw Materials: The US 2008/09 corn and soybean crops are forecasted at about 297.6 million tons and 81.6 million tons respectively based on USDA’s July 2008 published estimates. In Brazil, the 2007/08-corn crop is estimated at 57.5 million tons, 12% up on the previous crop according to the latest National Supply Council - Conab (July 2008) statistics, and 59.8 million tons for soybeans, 2.5% more than the 2006/07 crops.

In the 1st half of 2008, corn prices on the domestic market were 39% higher than the same period in 2007, while soybeans reported an increase of 48%, according to FNP Institute figures. The leading factors that have recently been pumping up grain prices continued to be: low world inventory; the high prices of oil and vegetable oils (biofuels); growth in demand for commodities in excess of production; continual speculation on the part of commodities funds in this market contributing to extreme volatility; and the outlook for a poor harvest this year in the United States due to flooding.

Data published by the Center for Advanced Studies in Applied Economics — CEPEA reveals that the average prices for milk paid to Brazilian producers accumulated a year-on-year increase of 34% in the 1st half of 2008. Live cattle prices in the domestic market during the 1st half of 2008 were 42% higher than the same period in 2007, also according to CEPEA statistics.

The scenario of rising costs of raw material is being reflected in world food price inflation, making Brazilian animal husbandry even more competitive when compared with producers elsewhere

INVESTMENTS AND PROJECTS

Investments

Investments in the second quarter were R$ 225.6 million, 46.1% more than the same quarter in 2007. These investments were largely directed towards new projects, productivity and improvements, the Cotochés acquisition and infrastructure logistics. Total investments for the first half were R$ 2.1 billion — 648.8% higher due to expenditure on organic growth and for concluding the acquisition of Eleva and Plusfood.

During the quarter, R$ 54.5 million was invested in poultry and hog breeder stock, an increase of 75.1%. First half expenditure for this item totaled R$ 102.9 million, equivalent to a 73.7% increase when compared to the  first half of 2008.

Construction of an industrial unit (dairy products) — On June 10 2008, we announced the construction of the sixth powdered milk processing plant in Três de Maio in the state of Rio Grande do Sul. This unit will have a capacity to receive up to 600 thousand liters/day of milk and for processing two thousand tons/month of powdered milk. The Company already operates a plant for making mozzarella in the municipality.

The work is scheduled to be executed over 20 months with investments of R$ 65 million in the project and installations employing advanced technology for high quality production, so upgrading the value added content of the dairy products portfolio.

Acquisition of Cotochés (dairy products) - On April 2 2008, Perdigão acquired Cotochés, one of the most traditional industries in the dairy products segment in the state of Minas Gerais. With this acquisition, Perdigão confirms its position as one of the largest milk collection companies in Brazil, as well as consolidating its domestic market leadership in sales of UHT milk. The investment totaled R$ 51 million, plus the assignment of R$ 15 million in debt. The company reported sales of about R$ 180 million last year and is among the three largest players in dairy product sales in the state.  Its portfolio includes about 50 items, among them, long life milk, powdered milk, cheeses, butter, cream cheese, table cream, milk-based beverages and yogurts, all sold under the Cotochés, Moon Lait and Pettilé brand names.

With two plants installed in Ravena and Rio Casca in the east of the state of Minas Gerais, the company currently processes 380 thousand liters/day of milk although it has an installed capacity for 600 thousand liters/day.

If the two Cotochés units are included, Perdigão now operates dairy product plants in seven Brazilian states, five of them in Rio Grande do Sul, one in Santa Catarina, one in Paraná, one in

São Paulo, two in Minas Gerais and one in Goiás; in addition to the partnerships it has signed for producing milk to order with CCL and CCPL. The Company also operates a cheese-processing unit in Argentina.

OPERATING PERFORMANCE

Production — Forecasted organic growth and the merger of Eleva have been instrumental in an increase of 34.3% and 30.3% in slaughtering volume of poultry and hogs/beef cattle, respectively during the quarter. This was reflected in the growth of 40.5% in the output of meat-based products. Dairy products rose 325.2% due to the merger of Eleva, Cotochés and the production to order agreement signed with CCL in São Paulo and CCPL in Rio de Janeiro. Growth in other processed products takes into account acquisitions and the strategic alliance in the margarine segment.

PRODUCTION	2Q08	2Q07	% Ch.	1S08	1S07	% Ch.
POULTRY SLAUGHTER (million heads)	210.4	156.6	34.3	423.4	311.1	36.1
HOG/ CATTLE SLAUGHTER (thousand heads)	1,191.4	914.1	30.3	2,293.2	1,857.2	23.5
PRODUCTION (thousand tons)
MEATS	504.6	359.1	40.5	1,000.1	717.3	39.4
DAIRY PRODUCTS	329.4	77.5	325.2	614.1	158.9	286.4
OTHER PROCESSED PRODUCTS	23.0	7.5	205.4	46.8	15.3	206.5
FEED AND PREMIX (thousand tons)	1,338.2	982.1	36.3	2,629.2	1,902.1	38.2
ONE-DAY CHICKS (milion units)	226.1	167.2	35.3	446.3	328.5	35.8

On May 29 2008, a fire of moderate proportions occurred in the installations of the poultry-processing unit at the Videira Agro-industrial Complex in the state of Santa Catarina. At the time of the fire, the plant was operating and the in-house factory fire-fighting service successfully evacuated those working in the area with no injuries or tumult in accordance with the industrial unit’s evacuation plan. The prompt action of the in-house fire-fighting team together with the local city fire service avoided the spread of the flames to other installations in the Agro-industrial Complex and neighboring buildings.

The poultry processing units in Santa Catarina and in the states of Rio Grande do Sul and Paraná were able to temporarily absorb the capacity of the unit affected by the fire without any loss in fulfilling sales contracts both with the Company’s thousands of customers in Brazil as well as overseas. The unit was duly insured for this type of accident and has been back in full production since June 30.

Domestic Market —  We reported growth of 93.9% in sales for the quarter, driven by increases in the meat business — 37.7%, dairy products — 278.7%, and other processed products — 124.5%.

This performance reflects a combination of the following principal factors: the acquisition of Eleva Alimentos and Cotochés and the margarine businesses, and increased milk output following the signing of partnership agreements with CCL and CCPL.

Processed products accounted for 61.7% of total domestic market revenue. The decrease in the relative participation is due to enhanced volumes of meat and milk (in-natura) in Perdigão’s product portfolio. Nominal growth of higher value-added products in the quarter was 46.2% and 34.4%, in revenues and volume, respectively.

	THOUSAND TONS			R$ MILLION
DOMESTIC MARKET	2Q08	2Q07	% CH	2Q08	2Q07	% CH
MEATS	197.6	151.5	30.5	968.3	703.2	37.7
IN NATURA	41.4	15.0	175.7	166.5	67.8	145.8
POULTRY	29.9	12.3	142.6	112.8	55.5	103.4
PORK/BEEF	11.5	2.7	327.2	53.7	12.3	336.8
ELABORATED/PROCESSED (MEATS)	156.2	136.5	14.5	801.8	635.4	26.2
DAIRY PRODUCTS	296.3	67.5	338.9	755.9	199.6	278.7
MILK	236.7	32.9	619.6	481.8	62.0	676.8
DAIRY PRODUCTS/ JUICE/ OTHERS	59.6	34.6	72.2	274.1	137.6	99.3
OTHER PROCESSED	26.5	9.3	185.4	154.1	68.6	124.5
SOYBEAN PRODUCTS/ OTHERS	57.6	43.4	32.6	114.2	56.4	102.4
TOTAL	578.0	271.7	112.7	1,992.5	1,027.8	93.9

PROCESSED	242.4	180.4	34.4	1,230.0	841.6	46.2
% TOTAL SALES	41.9	66.4		61.7	81.9

	1S08	1S07	% CH	1S08	1S07	% CH
MEATS	393.8	301.0	30.8	1,876.8	1,399.7	34.1
IN NATURA	82.9	30.3	173.9	321.4	133.0	141.6
POULTRY	61.8	24.4	153.4	227.2	107.0	112.4
PORK/BEEF	21.1	5.9	258.8	94.2	26.0	262.0
ELABORATED/PROCESSED (MEATS)	310.9	270.7	14.8	1,555.4	1,266.6	22.8
DAIRY PRODUCTS	522.3	143.7	263.5	1,353.6	411.0	229.4
MILK	403.3	66.8	503.8	820.8	119.7	585.5
DAIRY PRODUCTS/ JUICE/ OTHERS	119.0	76.9	54.7	532.8	291.2	82.9
OTHER PROCESSED	51.9	18.7	177.8	294.0	138.3	112.5
SOYBEAN PRODUCTS/ OTHERS	109.0	85.2	28.0	210.7	111.1	89.7
TOTAL	1,077.1	548.6	96.3	3,735.1	2,060.1	81.3

PROCESSED	481.8	366.3	31.5	2,382.1	1,696.2	40.4
% TOTAL SALES	44.7	66.8		63.8	82.3

Representing 48.6% of domestic market sales revenue, the meats activity recorded growth of 30.5% by volume with a positive performance in elaborated/processed products. The latter reported a growth of 14.5% while average prices were about 9.6% higher due to higher consumption of specialty and frozen products, a reflection of improved Brazilian personal incomes. First half revenue for meats increased 34.1% and volume, by 30.8%.

However, a 175.7% rise in in-natura poultry and pork products following the merger of Eleva was responsible for narrower domestic market margins due to the negative returns on these products: production costs in this segment showed a proportionally greater increase compared to the average sales prices, principally due to pressure on grain quotations in the international market.

Dairy products were responsible for 37.9% of sales to this market, registering growth in revenue of 676.8% in milk and 99.3% in dairy products. Volumes were up by 619.6% and 72.2%, respectively due to the absorption of the dairy product activities of acquisitions and partnerships concluded in the period. For the first six months of the year, dairy products grew 229.4% in revenue and 263,5% in sales volume. Milk prices rose 10.9% and processed dairy products, 20.7% on average. On the other hand, the cost of dairy products grew 21.7% due to higher prices paid to the producer.

The other processed products — pastas, pizzas, margarines, frozen vegetables, cheese bread, the soybean based vegetarian line, among others — increased 124.5% in sales revenue and 185.4% in volume with the inclusion of margarine products since August of last year.

The pass through of prices to the domestic market was insufficient to offset the increase in the costs of principal inputs, resulting in a squeeze on margins. The proportionally higher shares of in-natura products in the domestic market portfolio with a corresponding increase in lower value-added items, thus increasing the percentage of grain costs relating to these products. The average prices of processed meat products were 9.6% higher against an increase in average costs of 18.7% up. The increase in the relative share of UHT and pasteurized milks in the dairy products portfolio was due to agreements signed with companies in the São Paulo and Rio de Janeiro markets, the consequence being a decline in the average prices of dairy products of 10% against an average increase in costs of 21.7%.

In May, a range of new products under Perdigão’s leading brand names was launched at the São Paulo Supermarkets Association — APAS trade exhibition. The products are designed to facilitate the daily lives of the consumer, allowing the speedy preparation of varied and tasty meals at accessible prices and including meat lines, ready to cook meals, pizzas and dairy products. Among the new launch products are Yakisoba, Meat and Chicken Parmesan steaks, Garfield Lasagna, Pork Pizza with Catupiry® and Batavo Naturis Vegetal, not to mention the Elegê specialty milks line.

Distribution Channels

(in revenues)

Market Share - %

Source: AC Nielsen

Exports - Strong demand for Brazilian protein, particularly poultry meat has been a constant feature of the international market, resulting in vigorous growth in volumes, prices and value-added despite continuing appreciation of the Real against the US dollar.

Export volumes of meats rose 45.4% in the quarter while revenue was 61.8% higher. Volumes of processed meat products increased by 30.3%, including business generated by the newly acquired Plusfood company. In-natura poultry and pork meat products reported a growth of 48.8% in the quarter.

The Company exported 2.6 thousand tons of dairy products, equivalent to R$ 19 million in revenue — basically powdered milk, cheeses and margarines. Other Processed Products posted exports equivalent to R$ 1.6 million on a volume of 382 thousand tons.

Processed products increased 46.0% in revenue and 32.6% in volumes, accounting for 22.9% of export sales.

Average prices continued their upward momentum, accounting for a quarter-on-quarter increase of 9.9% in dollars-FOB and 32% on a comparative year-on-year basis, thus allowing the partial offsetting of increasing costs of the principal raw materials. Average meat prices in Reais increased 11.3% against a higher average cost of 19.8% when comparing the second quarter 2008 with the same period in 2007. The mismatch between medium term contracts already signed and the recent significant increases in raw material prices has also negatively impacted the operating results reported.

	THOUSAND TONS			R$ MILLION
EXPORTS	2Q08	2Q07	% CH.	2Q08	2Q07	% CH.
MEATS	291.9	200.8	45.4	1,238.0	765.0	61.8
IN NATURA	243.0	163.2	48.8	958.3	569.5	68.3
POULTRY	206.2	137.2	50.3	761.3	453.4	67.9
PORK/BEEF	36.7	26.0	41.1	197.0	116.1	69.7
ELABORATED/PROCESSED (MEATS)	48.9	37.5	30.3	279.7	195.5	43.1
DAIRY PRODUCTS	2.6	—	—	19.0	—	—
MILK	1.7	—	—	12.4	—	—
DAIRY PRODUCTS/ JUICE/ OTHERS	1.0	—	—	6.7	—	—
OTHER PROCESSED	0.4	0.4	0.6	1.6	1.8	(12.4)
TOTAL	294.9	201.2	46.6	1,258.6	766.8	64.1
PROCESSED	50.3	37.9	32.6	287.9	197.2	46.0
% TOTAL SALES	17.0	18.8		22.9	25.7

	1S08	1S07	% CH.	1S08	1S07	% CH.
MEATS	554.6	399.9	38.7	2,310.5	1,516.0	52.4
IN NATURA	461.6	326.0	41.6	1,772.6	1,139.6	55.5
POULTRY	393.3	269.1	46.2	1,421.9	883.1	61.0
PORK/BEEF	68.3	56.9	20.2	350.7	256.5	36.7
ELABORATED/PROCESSED (MEATS)	93.0	74.0	25.7	537.9	376.4	42.9
DAIRY PRODUCTS	6.6	—	—	49.4	—	—
MILK	4.6	—	—	35.1	—	—
DAIRY PRODUCTS/ JUICE/ OTHERS	2.0	—	—	14.3	—	—
OTHER PROCESSED	0.7	0.7	7.1	2.7	3.1	(12.9)
TOTAL	562.0	400.6	40.3	2,362.6	1,519.1	55.5
PROCESSED	95.7	74.6	28.3	554.9	379.6	46.2
% TOTAL SALES	17.0	18.6	—	23.5	25.0	—

Perdigão reported the following performance in its leading overseas markets:

•                                        Europe — Demand from European Union importers for frozen products continues weak with export revenue up by 20.3% on volumes 2.3% higher. Increased chicken production in the region in the second half of 2007 was instrumental in a more plentiful supply of chilled products - preferred by the European consumer. However, recent data indicates a decline in poultry flocks in the European market due to higher production costs.

•                                          Middle East — The growth of 83.2% in export revenue and 58.8% in volumes for the second quarter is indicative of strong demand from this market, combined with export volumes absorbed from the Eleva business.

•                                         Far East — The Company registered good results from the Asian market during the quarter. Japanese demand for Brazilian products further increased in detriment to imports from China. Demand from Hong Kong was also positive in the first two months of the quarter, with an increase of 50.4% in revenue and 26.5% in volumes.

•                                         Eurasia — Sales revenues were 62% higher on increased volume of 19%, principally focused on the Russian market. Permission was granted for beef exports to Russia from the state of Mato Grosso, where we have our industrial unit for this segment, while Eleva’s export volumes have now also been computed in the total.

•                                          Africa, Americas and Other Countries — In this region we saw strong demand for whole chicken and other proteins, mainly beef, thus favoring the passing through of prices in these markets. Demand was mainly from South Africa, Angola and Egypt, representing an increase of 271.5% in export revenue and 225.6% in volume.

Exports by Region

(% net revenue)

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

In line with the Company’s business plan, net sales performance was driven by growth in sales both in the domestic as well as the export market, incorporating recently concluded acquisitions and partnerships and reflecting improved prices.

In spite of significant nominal growth in higher value-added meat and dairy products, accounting for volumes 34.1% higher, the relative share of processed products both to the domestic and export markets posted a decline. This was due to the greater exposure to poultry, pork and milk-based commodity products following the merger of Eleva with Perdigão.

 Breakdown of Net Sales (%)

DS — Domestic Sales                       E — Exports

Cost of Sales

The cost of goods sold was impacted principally by the increase in the price and consumption of raw materials, notably corn, soybean meal and milk, the cost of which rose year-on-year by 34%, 44% and 14% respectively. The leading raw materials continued to be impacted by the international scenario with record-breaking grain prices on the Chicago Commodities Exchange in addition to milk prices due to the greater competition for the product at the catchment stage.

Additionally, other factors such as the increase in direct and secondary materials, packaging, freights, and CIF costs, particularly oil-related items, contributed to a year-on-year increase of 97.4% from R$ 1.1 billion to R$ 2.2 billion in the Cost of Goods Sold item during the quarter.

This scenario, combined with the greater consumption of both grain and milk to meet the demand for production, was reflected in the squeezing of margins. Consequently, Cost of Sales increased from 73.1% to 78% of Company net sales.

Gross Margin and Gross Profit

During the quarter, we were able to report a growth in Gross Profits of 51.9% from R$ 411.2 million to R$ 624.6 million, a result of good sales performance in both the domestic and export markets, including the consolidated businesses and newly merged businesses. For the first half of 2008, Gross Profits amounted to R$ 1.2 billion, an increase of 41.2%. In view of the higher production costs, the gross margin for the quarter decreased from 26.9% to 22%.

Operating Expenses

Operating expenses (encompassing selling and administrative expenses) reported a gain of 360 basis points to 17.3% of net sales for the second quarter 2008 against 20.9% in the same period in 2007 thanks to higher sales volume and diversification of the businesses. This achievement was in spite of increases in variable commercial expenses in the shape of higher costs of freight, warehousing and port overheads.

The revision and reduction of these expenses are a reflection of improved synergies — part of the rationale behind Eleva Alimentos acquisition. The capture of additional synergies are expected to occur gradually through 2010, and principally from the end of 2008 onwards with the implementation of the SAP system for managing the Company’s processes. The new system will allow gains in distribution and logistics through improvements in processes and integration of customers and product lines.

Operating Income and Operating Margin

Operating income before financial expenses rose 46.2% in the quarter from R$ 92.1 million to R$ 134.7 million, equivalent to an operating margin of 4.8% against 6.0% reported in the second quarter of 2007.

Financial Results

Financial results for the quarter reported R$ 32.0 million against R$ 5.6 million in 2007, an increase of 467.7%. This item benefited from a foreign exchange translation gain of R$ 102.9 million based on the net result of all currency-denominated assets and liabilities. In line with its financial policy, Perdigão continued to employ hedging mechanisms as a means of protecting position in foreign currency liabilities. At the end of the first half, exchange rate exposure amounted to US$ 584.4 million.

Net debt, equivalent to total gross debt less financial investments, increased 230.6% (or R$ 1.8 billion) as compared with the same period in 2007. The focus on investments and acquisitions considered necessary to retain a competitive position in the market has meant additional demand for loans due to increased investments in working capital combined with a reduced operating cash flow, because of worldwide pressure on the cost of basic inputs - despite good sales performance. The result was a net debt to EBITDA ratio of 2.9 times.

DEBT	ON 06/30/08			ON 06/30/07
R$ Million	CURRENT	NONCURRENT	TOTAL	TOTAL	% CH.
LOCAL CURRENCY	390.2	504.5	894.7	554.7	61.3
FOREING CURRENCY	996.0	1,615.4	2,611.3	1,161.0	124.9
GROSS DEBT	1,386.1	2,119.8	3,506.0	1,715.7	104.3
CASH INVESTMENTS
LOCAL CURRENCY	511.1	0.2	511.3	713.8	(28.4)
FOREING CURRENCY	376.0	25.2	401.2	217.4	84.5
TOTAL CASH INVESTMENTS	887.1	25.3	912.4	931.2	(2.0)
NET ACCOUNTING DEBT	499.0	2,094.5	2,593.6	784.5	230.6

EXCHANGE RATE EXPOSURE - US$ MILLION			(584.4)	(268.8)	117.4

Other Operating Results

This item amounted to R$ 53.6 million in the first half and R$ 41.2 million in the quarter, the Other Operating Results account principally reflecting the goodwill applicable for appropriation for the period and reflecting the Company’s acquisitions.

Income Tax and Social Contribution

In the light of the value amortized and attributed to goodwill on acquisitions for fiscal year 2008 as well as the currency translation effect of the devaluation on financial expenses and appropriated interest on shareholders’ equity, income tax for the quarter half was a negative R$ 36.5 million against a negative R$ 22.8 million for the same period in 2007.

Net Income and Net Margin

Net income for the quarter was R$ 75.9 million, 7% more, against R$ 70.8 million recorded in the same period in 2007. The accumulated six-month net income figure was R$ 126.9 million against R$ 133.5 million in 2007.

EBITDA

Operating cash generation (as measured by EBITDA) was R$ 233.2 million, 40.3% higher, a nominal gain of R$ 67 million and equivalent to a margin of 8.2%. For the first half, EBITDA amounted to R$ 419.6 million, a 25.4% increase, and a margin of 7.9% against 11% in 2007.

EBITDA - R$ Million	2Q08	2Q07	Ch. %	1H08	1H07	Ch. %
NET INCOME	75,9	70,8	7,1	126,9	133,5	(5,0)
MINORITY PARTICIPATION	0,1	(0,7)	—	0,2	1,0	(76,5)
EMPLOYEES / MANAGEMENT PROFIT SHARING	3,2	4,4	(27,4)	7,6	8,4	(8,8)
INCOME TAX AND SOCIAL CONTRIBUTION	36,5	22,8	60,0	21,5	27,2	(21,1)
NONOPERATING INCOME	9,8	2,7	259,1	13,3	6,1	119,2
NET FINANCIAL	(32,0)	(5,6)	467,7	2,5	15,2	(83,6)
DEPRECIATION, AMORTIZATION AND DEPLETION	139,7	71,8	94,6	247,5	143,1	73,0
= EBITDA	233,2	166,2	40,3	419,6	334,6	25,4

SHAREHOLDER’S EQUITY

Incorporation of the wholly owned subsidiary Eleva Alimentos S.A.- On April 30 2008, the Ordinary and Extraordinary General Meeting (AGO/E) approved the merger of the wholly owned subsidiary Eleva Alimentos into the Perdigão S.A. holding company. The merger is part of a process of corporate reorganization with the purpose of simplifying Perdigão’s corporate structure. It will involve a gradual capture of synergies through the consolidation of activities and a corresponding reduction in financial and operating costs and the rationalization of processes.

Amortization of Goodwill - Pursuant to the publication of the material fact of January 5 2009 and the ruling of the Brazilian Securities and Exchange Commission in Official Letter CVM/SEP/GEA-2 020/2009, the Company has proceeded to reverse the entry fully amortizing the goodwill premiums in the gross amount of R$ 1,5 million, net of the installments for goodwill maintained in the 2008 financial statements, with respect to the acquisition of investments and amortized at the time of the incorporations in 2008 in line with the material fact published on April 11. Consequently, the reversal of the entry has been made for the quarter in lieu of the full amortization appropriated, accordingly now being amended and rebooked to the accounts.

The accounting and fiscal treatment will be executed according to currently prevailing practices and avoiding alterations to dividend rights or any other shareholder rights.

Thus the amount of R$ 1,5 billion, with respect to the goodwill on acquisitions based on forecasts of results for future fiscal years, has been booked to Non Current Assets under the ‘Intangible’ item and will be subject to annual evaluation using the impermanent test (non recoverable).

EBITDA - R$ Million	4Q08	4Q07	Ch. %	2008	2007	Ch. %
NET INCOME	(20.1)	97.6	(120.6)	54.4	321.3	(83.1)
NON CONTROLLING SHAREHOLDERS	0.1	(1.5)	—	0.4	3.2	(87.9)
EMPLOYEES / MANAGEMENT PROFIT SHARING	(0.0)	12.0	—	16.9	27.2	(37.9)
INCOME TAX AND SOCIAL CONTRIBUTION	(191.4)	(26.6)	—	(255.3)	32.1	—
OTHER OPERATING RESULT	29.3	9.6	203.6	111.0	19.9	458.1
NET FINANCIAL	383.9	69.4	453.5	630.3	105.4	498.1
DEPRECIATION, AMORTIZATION AND DEPLETION	263.1	79.9	—	601.6	293.6	104.9
= EBITDA	464.8	240.4	93.3	1,159.3	802.7	44.4

Shareholders’ Remuneration — At the same AGO/E, the Board of Director’s resolution of April 11 2008 was ratified approving shareholders’ remuneration for the total amount of R$ 76.4 million, equivalent to R$0.37 per share. Pay-out is scheduled for August 29 2008 in the amount of R$ 0.25 per share and a further R$ 0.12 per share on February 27 2009 as interest on shareholders’ equity, less withholding tax at source as per legislation in effect.

Shareholders Equity — On June 30 2008, shareholders’ equity was   R$ 4.2 billion, a 31% increase compared to December 31 2007.]

STOCK MARKET

Financial trading volume was again a record totaling US$ 35.2 million/day of shares negotiated on the São Paulo Stock Exchange and the NYSE — New York Stock Exchange, a significant growth of 120% in the quarter. In the first half of the year, the average daily trading volume was US$ 31.2 million — a 142% increase and an indication of the growing interest of our investors in the Company.

During the quarter the Company’s shares, code PRGA3,  reported an appreciation of 7.4% while the ADRs - PDA rose 19.7%, a performance in excess of both Bovespa and Dow Jones indices. However, with the international scenario reflecting primarily performance in the capital markets for the first half year as a whole, the shares reported a decline of 2.4% while the ADRs grew 10.7%. Year-on-year the shares appreciated 18% and ADRs, 43%.

PRGA 3	2Q08	2Q07	1S08	1S07
SHARE PRICE - R$ *	43.21	36.50	43.21	36.50
TRADED SHARES (VOLUME)	56.3 million	51.4 million	108.9 million	89.7 million
PERFORMANCE	7.5%	32.2%	(2.4)%	22.0%
BOVESPA INDEX	6.6%	18.7%	1.8%	22.3%
IGC (BRAZIL CORP. GOV. INDEX)	4.1%	19.0%	(6.4)%	22.7%
ISE (CORP. SUSTAINABILITY INDEX)	12.8%	18.0%	1.0%	15.9%

PDA	2Q08	2Q07	1S08	1S07
SHARE PRICE - US$ *	54.50	38.22	54.50	38.22
TRADED ADRS (VOLUME)	11.6 million	5.2 million	18.8 million	9.0 million
PERFORMANCE	19.7%	43.9%	10.7%	38.6%
DOW JONES INDEX	(7.4)%	8.5%	(14.4)%	7.6%

* Closing Price

Trading volume in shares rose 21.4% and ADRs by 109%, consolidating the Company’s leadership with 38.7% of the sector’s transactions on the Bovespa for the year and reaching 40.3% of the trading activity in ADRs on the NYSE. Perdigão maintained the best liquidity for Brazilian companies in the sector.

SOCIAL BALANCE

Perdigão ended the quarter with a payroll of 57.7 thousand direct employees. The growth of 39.7% reflects the merger of Eleva, Plusfood, Cotochés and the engagement of additional manpower in view of the Company’s organic growth. It is Company policy to prioritize the hiring of employees from the regions where it operates, thus contributing to the economic development of these communities.

Main Indicators	06.30.2008	06.30.2007	% Ch.
NUMBER OF EMPLOYEES	57,693	41,312	39.7
NET SALES PER EMPLOYEE/YEAR - R$ thousands	183.5	147.8	24.2
PRODUCTIVITY PER EMPLOYEE (tons/year)	57.7	43.4	32.9

During the second quarter, Perdigão allocated R$ 84.3 million — 41.5% more than the second quarter of 2007 - in funds for nutrition, private pension plan, healthcare, education, skills upgrading and training, transportation and other fringe benefits. In addition, investments in the environment amounted to a further R$ 16.0 million, 55.3% more than in the same period last year.

Added Value Distribution

R$ million

	1H08	1H07
Human Resources	619,9	455,3
Taxes	689,1	492,9
Interest	152,1	17,9
Retention	50,5	96,0
Dividends	76,4	37,5
Minority Interest	0,2	1,0
Total	1588,2	1.100,6

In line with its social responsibility, Perdigão is taking the best of the Brazilian cinema to the local population of five municipalities in the Midwest Region through the Cinema in Movement — Cycle of Exhibitions and Debates, an MPC & Associados production company project. The Company is sponsoring an itinerant circuit of performances during June, July and August in eight cities, holding free exhibitions of some of the most recently produced national movies. In all there will be 120 showings. More than just simple cinema programs, the project aims to create a space for reflection, encouraging debates and using Brazilian movies as an instrument of education.

In addition, the Citizen Action program, which the Company promotes in the Midwest and Southern units, benefited about 50 thousand people through healthcare, citizenship, sporting, leisure and culture attendances undertaken by volunteers.

CORPORATE GOVERNANCE

Best Corporate Governance Company - IR Magazine Awards 2008 voted Perdigão as the Best Company in Corporate Governance. In its third edition, the award also selected the Company among the best in the Annual Report and Conference Call categories. The IR Magazine Awards is the only survey conducted in Brazil, which involves investors and analysts in electing the best  shareholder communication and investor relations’ practices among IR executives and senior management in the brazilian market. The survey was conducted by the Getúlio Vargas Foundation — FGV.

The distinction awarded to the Company by the capital markets’ reflects the implementation of rules of a high standard of corporate governance, in line with Bovespa’s New Market (Novo Mercado) listing regulations. These accolades also reflect the Company’s diffused control, mechanisms for protection and equal rights for shareholders, Perdigão always seeking to create value with maximum transparency and liquidity, in addition to providing the bedrock for growth in the businesses based on economic-financial, social and environmental sustainability.

Diffused Control — Equal Rights

Base: 06.30.08

Number of Common Shares: 206,958,103

Capital Stock: R$ 3.4 billion

Succession Plan — On April 24, Perdigão’s CEO, Nildemar Secches, announced that José Antonio Fay, current director-general of the Perdigão Business Unit, would be replacing him in the CEO’s post as from October 30. As from this date, Secches will remain as chairman of the Board of Directors, a position he has been accumulating since last year.

The succession process announced in April of last year, is one of the most important steps in the implementation of Perdigão’s corporate governance policy. The choice of the new CEO has further underlined the harmonious relationship between the members of the Board of Directors and the Board of Executive Officers.

Fay has been director-general of the Perdigão Business Unit since the beginning of 2007, when the Company’s management structure underwent a far-reaching restructuring, in the process adopting the Business Unit model. In his most recent capacity, Fay has carried out his duties in an exemplary fashion which together with his professional experience, and principally his commitment to the Company’s strategic plan, have been instrumental in his appointment to replace Nildemar Secches in the CEO’s post from October.

As part of the ongoing implementation of the succession plan, the Perdigão Companies’ Board of Directors, at a meeting on June 26 2008, approved the appointment of Wang Wei Chang as a member of the Senior Consultancy Board. Leopoldo Viriato Saboya will take over the Finance and Investor Relations Director’s position. Saboya has been with the Company since 2001, occupying posts in the Strategic Planning and Finance areas.

During the 13 years of professionalized management, the Company’s market capitalization multiplied 35 times from R$ 200 million to R$ 10 billion. In addition, over this period the Company has implemented several important and singular projects, among these of particular importance are: the Sustained Growth of the Company, structured M&A operations; the raising of funding via primary share issues; the Company’s listing on the New Market, transformation of the Company into a Corporation along the lines of international companies to include mechanisms for protecting shareholders, listing on the NYSE, implementation of EVA and the matricial budget, installation of the SAP software with the creation of one of the most sophisticated processes platforms in the world, creation of the Perdigão Services Center — CSP, corporate, administrative and financial restructuring; and the Company’s certification pursuant to the Sarbox legislation. Thanks to this progress, the daily liquidity of Perdigão’s shares on the Bovespa and the  ADRs on the NYSE has increased from US$ 200 thousand/day in 2002 to US$ 31.2 million/day in 2008. In addition, the Company has been recognized with various important corporate awards and by the capital markets during this period.

Rating - Standard & Poor´s has attributed a BB+ long-term credit rating to Perdigão. The rating takes into account the Company’s consistent investment programs and the efforts made in diversifying the businesses with a view to strengthening the brand name both in the domestic and also the international market. The rating outlook is stable and reflects S&P’s belief that Perdigão will grow on a consistent basis through its international operations and the diversification of its domestic market portfolio  with a higher share of added value  products.

In September 2007, Perdigão was awarded a Ba1 Global Local Currency Corporate Family  rating by Moody´s Investor Service. Similar to this classification, the S&P rating is one of the best to be awarded to protein producing industries in the world.

Consultancy Fees - No disbursements of consultancy fees were made to the independent auditors during the quarter. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of the Company’s auditors.

OUTLOOK

We reiterate our growth objectives for 2008 among the perspectives already widely announced, which provide for:

	PRO FORMA	PERDIGÃO COMPANIES
	CONSOLIDATED (1)	GROWTH(2)
OUTLOOK	2008	2008

TOTAL VOLUMES: Meat and other processed products (frozen and chilled products)	13%	39%
DOMESTIC MARKET	15%	40%
EXPORTS	10%	39%
DAIRY PRODUCTS	40%	340%
INVESTMENTS	R$ 0.8 billion
BREEDING STOCKS INVESTMENTS	R$ 140 million

(1)       Growth forecast for 2008, considering the pro-forma consolidated figures for Perdigão, Eleva and Plusfood in 2007.

(2)       Considering the consolidated growth of Perdigão in 2008 compared to 2007.

Perdigão is implementing its strategy by increasingly investing in actions which stimulate a business environment favorable to all stakeholders and which expands the activities in the Company’s chosen markets, seeking to gradually create effective shareholder value while at the same time, ameliorating the risks and adverse factors and improving results and margins.

Food price inflation is a new world reality driven by rising consumption, creating still greater growth opportunities for our Company, maintaining a keen level of competitiveness in its business segments and underscoring the mission of being part of people’s lives by offering tasty foods, high quality and at affordable prices anywhere in the world.

São Paulo, July 2008

Nildemar Secches

Chairman of the Board of Directors

and Chief Executive Officer

PERDIGÃO S.A. PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

BALANCE SHEET

	06.30.2008	12.31.2007
ASSETS	9,329.1	6,543.3
CURRENT ASSETS	4,349.8	3,768.2
NONCURRENT ASSETS	4,979.3	2,775.1
Long Term Assets	447.9	254.3
Investments	2.3	134.8
Property, Plant and Equipment	2,747.1	2,136.9
Intangible	1,638.4	—
Deferred Charges	143.6	249.1
LIABILITIES AND SHAREHOLDERS’ EQUITY	9,329.0	6,543.3
CURRENT LIABILITIES	2,623.2	1,941.3
LONG TERM LIABILITIES	2,483.9	1,376.1
NON CONTROLLING SHAREHOLDERS	0.4	—
SHAREHOLDERS’ EQUITY	4,221.5	3,226.0
Capital Stock Restated	3,445.0	2,500.0
Reserves	653.5	726.0
Acumulated Results	122.9	—

INCOME STATEMENT

	2Q08	2Q07	% CH
GROSS SALES	3,251.0	1,794.5	81.2%
Domestic Sales	1,992.5	1,027.8	93.9%
Exports	1,258.6	766.8	64.1%
Sales Deductions	(418.3)	(264.6)	58.1%
NET SALES	2,832.8	1,529.9	85.2%
Cost of Sales	(2,208.2)	(1,118.8)	97.4%
GROSS PROFIT	624.6	411.2	51.9%
Operating Expenses	(489.9)	(319.1)	53.5%
OPERATING INCOME BEFORE FINANCIAL EXPENSES	134.7	92.1	46.2%
Financial Expenses, net	32.0	5.6	467.7%
Other Operating Results	(51.0)	(0.5)	11042.8%
INCOME FROM OPERATIONS BEFORE TAXES	115.7	97.3	18.9%
Income Tax and Social Contribution	(36.5)	(22.8)	60.0%
Employees / Management Profit Sharing	(3.2)	(4.4)	(27.4)%
Non Controlling Shareholders	(0.1)	0.7	—
NET INCOME	75.9	70.8	7.2%
EBITDA	233.2	166.2	40.3%

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.